Strategy International Insurance Group, Inc.
200 Yorkland Blvd., Suite 710
Toronto, Ontario M2J 5C1, Canada
(416) 496-9988

Via EDGAR

August 23, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Room 1580
Washington, D.C. 20549
Attn: Babette Cooper, Staff Accountant

Re:	Strategy International Insurance Group, Inc.
Item 4.01 Form 8-K
Filed February 7, 2005
File No. 333-106637

Dear Ms. Cooper:

We are in receipt of your August 16, 2005 Comment Letter relating to the above-referenced filing (the “Initial 8-K”) with the Securities and Exchange Commission (the “Commission”) of Strategy International Insurance Group, Inc. (the “Company”). Enclosed herewith please find an amendment to the Initial 8-K on Form 8-K/A (the “Amendment”), as filed today, in order to conform the Initial 8-K to the Commission’s comments. Your comments, which appear below in italics for ease of reference, as well as the Company’s responses, are set forth below.

Please amend your Form 8-K to disclose the date that you engaged the new auditors.

Response: we have included such date in the enclosed Amendment.

State whether, during your two most recent fiscal years and any subsequent interim period before your former auditor resigned, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.

Response: We have included a statement in the Amendment to the effect that, during the period of engagement of Samuel Klein and Company as our independent public accountants, from January 1, 2004 through the date of their resignation on January 19, 2005, there were no such disagreements.

To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an Exhibit 16 letter from the former accountants stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

Response: such letter has been requested, received and filed as an exhibit to the Amendment.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing described in this letter; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Strategy International Insurance Group, Inc.

/s/ Stephen Stonhill
Stephen Stonhill
Chairman of the Board and Chief Executive Officer